HILLMAN CAPITAL MANAGEMENT INVESTMENT TRUST
                            116 South Franklin Street
                               Post Office Box 69
                        Rocky Mount, North Carolina 27802
                                 (252) 972-9922

                                December 13, 2004

VIA EDGAR
=========

Division of Investment Management
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549


RE: Hillman Capital Management Investment Trust ("Trust") (CIK No. 0001122649) Request for Withdrawal of Registration Statement
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Dear Ladies and Gentlemen:

In an attempt to file a Post-Effective Amendment to the Trust's existing Registration Statement on form type "485BPOS" with the Securities and Exchange Commission ("Commission") on December 3, 2004, the filing was inadvertently filed on form type "N-1A." The accession number for this filing is 0001122649-04-000009 and the filing generated a new file number of 333-120995 under Securities Act of 1933, as amended ("1933 Act"). The Trust respectfully requests a withdrawal of this new registration statement and file number 333-120995 ("New Registration Statement") from the Commission as soon as practically possible pursuant to Rule 477 of Regulation C under the 1933 Act. All securities sold to date have been sold pursuant to the Trust's existing registration statement. No securities were sold pursuant to the New Registration Statement, which was inadvertently filed.

If you have any questions concerning the foregoing, please call the undersigned at (252) 972-9922, extension 215, or Thomas W. Steed, Esq. at (252) 972-9922, extension 216.

Sincerely,
Hillman Capital Management Investment Trust

/s/ Julian G. Winters

Julian G. Winters
Assistant Secretary and Assistant Treasurer


CC:  Ruth A. Sanders
     Senior Special Counsel
     Division of Investment Management
     Securities and Exchange Commission
     Judiciary Plaza
     450 Fifth Street, N.W.
     Washington, D.C.  20549

     F. Scott Thomas,  Esq.
     Parker,  Poe, Adams and Bernstein  L.L.P.
     Three Wachovia Center
     401 South Tryon Street, Suite 3000
     Charlotte, NC 28202